CONSENT OF GEOFFREY C. REED, B APP SC
PO BOX 6071 Dural NSW Australia 2158

April 11, 2015

CONSENT OF EXPERT

VIA EDGAR

United States Securities and Exchange Commission:

RE:	Tasman Metals Ltd. Management's Discussion and Analysis for the Six Months Ended February 28, 2015 (the "MD&A")

To Whom It May Concern:

I refer to the following (collectively the "Information") which is referenced in the MD&A and/or documents incorporated by reference therein:

1.	The amended and restated technical report entitled "Amended and Restated Technical Report for Olserum REE Deposit, Southern Sweden" dated June 20, 2013, which the undersigned has prepared (the "Olserum Report"); and

2.	Mineral resource estimates completed by the undersigned.

I hereby consent to the use of my name and the Information, and summaries thereof, and inclusion and incorporation by reference thereof and information derived from the Information in the MD&A and/or Tasman Metals Ltd.'s Registration Statement on Form F-3 (File No. 333-190863) filed with the United States Securities and Exchange Commission.

I confirm that I have read a draft of the MD&A and I have no reason to believe that there are any misrepresentations that are derived from the Information or that are within my knowledge as a result of the services I performed in connection with such Information.

Yours truly,

/s/ Geoffrey C. Reed
Geoffrey C. Reed, B App Sc